Karen E. Deschaine +1 858 550 6088 kdeschaine@cooley.com	VIA EDGAR AND FEDEX

March 9, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4546

100 F Street, N.E.

Washington, D.C. 20549

Attn:    Suzanne Hayes

Re:	Tocagen Inc.

Amendment No. 3 to Draft Registration Statement on Form S-1

Submitted February 9, 2017

CIK No. 0001419041

Dear Ms. Hayes:

Enclosed on behalf of our client, Tocagen Inc. (the “Company”), is a registration statement on Form S-1 (the “Registration Statement”). The Registration Statement updates the Company’s confidential draft registration statement on Form S-1 originally submitted to the Securities and Exchange Commission (the “Commission”) on October 23, 2015 and amended on November 20, 2015, June 28, 2016 and February 9, 2017 (the “Amended Confidential Draft Registration Statement”). The copy of the Registration Statement that is enclosed with the paper copy of this letter is marked to show changes from the Amended Confidential Draft Registration Statement.

The Registration Statement is being submitted in response to comments received from the staff of the Commission (the “Staff”) by letter dated March 6, 2017 with respect to the Amended Confidential Draft Registration Statement (the “Comment Letter”) as well as to generally update the disclosure. The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of the Registration Statement.

Staff Comments and Company Responses

Prospectus Summary

Our Pipeline, page 4

1.	Please revise your pipeline table on pages 4 and 83 to identify the specific pipeline programs in preclinical trials. If no specific program has been identified to evaluate RRV with anti-PD-L1 for development, please remove this row from your pipeline table as it is premature to include such information in your table.

Response: The Company has revised the pipeline table on pages 4 and 82 of the Registration Statement to remove the row regarding pipeline programs.

Cooley LLP     4401 Eastgate Mall     San Diego, CA     92121

t: (858) 550-6000   f: (858) 550-6420   cooley.com

United States Securities and Exchange Commission

March 9, 2017

Page Two

Our Strategy, page 4

2.	Please provide the meaning and significance of the term “statistical significance” in the first bullet point of this section. In doing so, please refrain from referencing p-values as such disclosure should be reserved for the Business Section where more context can be provided.

Response: The Company has revised the disclosure on pages 4 and 83 of the Registration Statement to delete the references to “statistical significance”.

Business

Our Lead Product Candidate: Toca 511 & Toca FC, page 88

3.	When you first reference p-values on page 90 of this section, please explain the meaning and significance of p-values and how they relate to the FDA’s evidentiary standards of efficacy. In addition, please explain the relationship between p-values and statistical significance on page 96 when you state that with Toca 511 & Toca FC the risk of death was reduced by 55% compared to lomustine, which is a statistically significant difference.

Response: The Company has revised the disclosure on page 95 of the Registration Statement to explain the meaning and significance of p-values, including how they relate to the FDA’s evidentiary standards of efficacy. In addition, the Company has revised the disclosure on page 97 of the Registration Statement to delete the reference to a “statistically significant difference” and to explain the purpose of statistical analysis.

Pooled Safety Date, page 100

4.	Please revise your disclosure in this section and in the table on page 101 to describe the serious adverse events reported in 4.8% of patients treated with Toca 511 and 2.5% of patients treated with Toca FC.

Response: The Company has revised the disclosure on page 101 of the Registration Statement and in the table on page 102 of the Registration Statement to include specifics regarding the serious adverse events reported for Toca 511 and Toca FC in the applicable clinical trials.

Cooley LLP     4401 Eastgate Mall     San Diego, CA     92121

t: (858) 550-6000   f: (858) 550-6420   cooley.com

Karen E. Deschaine +1 858 550 6088 kdeschaine@cooley.com	VIA EDGAR AND FEDEX

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Registration Statement or this response letter to me at (858) 550-6088.

Sincerely,

Cooley LLP

/s/ Karen E. Deschaine

Karen E. Deschaine

cc:	Martin J. Duvall, Tocagen Inc.
Cheston J. Larson, Latham & Watkins LLP

Cooley LLP     4401 Eastgate Mall     San Diego, CA     92121

t: (858) 550-6000   f: (858) 550-6420   cooley.com